SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A/A

     NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it is amending and adopting as its own the notification of registration of AFBA 5Star Fund, Inc., a Maryland corporation, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: AFBA 5STAR FUNDS

Address of Principal Business Office (No. & Street, City, State, Zip Code):
            909 N. Washington Street, Alexandria, VA 22314

Telephone Number (including area code): (800) 243-9865

Name and Address of Agent for Service of Process:
            SR Services, LLC
            300 Delaware Avenue, Suite 800, Wilmington, DE 19801

Copies to:
           AFBA 5Star Investment Management Company
           Attn: President
           909 N. Washington Street, Alexandria, VA 22314

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A:

YES [X] NO [ ]

* In connection with a reorganization changing domicile from Maryland to Delaware, the registrant, AFBA 5Star Funds, a Delaware statutory trust, filed with the U.S. Securities and Exchange Commission an amendment to the registration statement of AFBA 5Star Fund, Inc., a Maryland corporation, under and pursuant to the provisions of Section 8(b) of the Investment Company Act of 1940, as amended, on August 31, 2007, amending and adopting such registration statement as the registrant’s own pursuant to Rule 414 under the Securities Act of 1933, as amended. The amendment became effective on July 31, 2008.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Alexandria, and the State of Virginia on the 31st day of July 2008.

AFBA 5STAR FUNDS

By: /s/ Robert E. Morrison, Jr. (signature) Name: Robert E. Morrison, Jr., President (print name)

Attest: /s/ Michael E. Houchins (signature) Michael E. Houchins, Treasurer